Exhibit 99.1

Fang Announces Second Quarter and First Half Year 2019 Results

BEIJING, Aug. 30, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), a leading real estate Internet portal in China, today announced its unaudited financial results for the second quarter and the first half year ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total revenues were $67.6 million, an increase of 6.8% from $63.3 million in the corresponding period of 2018.
•	Operating income from continuing operations was $29.0 million, compared to an operating loss from continuing operations of $9.6 million in the corresponding period of 2018.
•	Net income was $4.2 million, compared to a net loss of $53.5 million in the corresponding period of 2018.

First Half 2019 Highlights

•	Total revenues were $102.6 million, a decrease of 8.7% from $112.3 million in the corresponding period of 2018.
•	Operating income from continuing operations was $17.2 million, compared to an operating loss from continuing operations of $20.2 million in the corresponding period of 2018.
•	Net income was $17.6 million, compared to a net loss of $98.4 million in the corresponding period of 2018.

"We are turning around and achieved revenue growth after many quarters of decrease," commented Mr. Jian Liu, CEO of Fang. "The main drivers behind this growth are marketing services and leads generation services, which will continue to generate growth into the coming quarters."

Second Quarter 2019 Results

Revenues

Fang reported total revenues of $67.6 million in the second quarter of 2019, an increase of 6.8% from $63.3 million in the corresponding period of 2018, mainly due to the increase in revenues from marketing services.

Revenue from marketing services was $32.5 million in the second quarter of 2019, an increase of 19.3% from $27.2 million in the corresponding period of 2018, driven by Fang's efforts in customer development.

Revenue from listing services was $19.2 million in the second quarter of 2019, a decrease of 26.0% from $26.0 million in the corresponding period of 2018, mainly due to the decrease of paying members in listing services.

Revenue from leads generation services was $10.8 million in the second quarter of 2019, an increase of 290.2% from $2.8 million in the corresponding period of 2018, driven by the increased effectiveness of the service and customer development.

Revenue from financial services was $2.6 million in the second quarter of 2019, a decrease of 3.2% from $2.7 million in the corresponding period of 2018.

Cost of Revenue

Cost of revenue was $8.3 million in the second quarter of 2019, compared to $8.4 million in the corresponding period of 2018.

Operating Expenses

Operating expenses were $30.3 million in the second quarter of 2019, a decrease of 53.0% from $64.5 million in the corresponding period of 2018, mainly due to the decrease in bad debt and staff costs.

•	Selling expenses were $16.1 million in the second quarter of 2019, an increase of 12.5% from $14.3 million in the corresponding period of 2018.
•

General and administrative expenses were $15.7 million in the second quarter of 2019, a decrease of 69.1% from $50.7 million in the corresponding period of 2018, mainly due to the decrease in bad debt and staff costs.

Operating Income/Loss from Continuing Operations

Operating income from continuing operations was $29.0 million in the second quarter of 2019, compared to operating loss from continuing operations of $9.6 million in the corresponding period of 2018, mainly due to the decrease in operating expenses.

Change in Fair Value of Securities

Change in fair value of securities for the second quarter of 2019 was a loss of $48.5 million, compared to a loss of $82.9 million in the corresponding period of 2018, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $20.6 million in the second quarter of 2019, a decrease of 27.2% compared to income tax benefits of $28.3 million in the corresponding period of 2018, primarily due to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income taxes and interest.

Net Income/Loss

Net income was $4.2 million in the second quarter of 2019, compared to net loss of $53.5 million in the corresponding period of 2018.

Cash

As of June 30, 2019, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $500.6 million, compared to $439.7 million as of December 31, 2018.

First half year 2019 Results

Revenues

Fang reported total revenues of $102.6 million in the first half year of 2019, a decrease of 8.7% from $112.3 million in the corresponding period of 2018.

Revenue from marketing services was $45.7 million in the first half year of 2019, an increase of 5.3% from $43.4 million in the corresponding period of 2018, driven by Fang's efforts in customer development.

Revenue from listing services was $31.4 million in the first half year of 2019, a decrease of 29.7% from $44.6 million in the corresponding period of 2018, mainly due to the decrease of paying members in listing services.

Revenue from leads generation services was $14.8 million in the second quarter of 2019, an increase of 281.2% from $3.9 million in the corresponding period of 2018, driven by the increased effectiveness of the service and customer development.

Revenue from financial services was $6.1 million in the first half year of 2019, a decrease of 21.1% from $7.8 million in the corresponding period of 2018.

Cost of Revenue

Cost of revenue was $16.7 million in the first half year of 2019, a decrease of 34.2% from $25.4 million in the corresponding period of 2018, primarily due to cost savings from optimizing Fang's core business.

Operating Expenses

Operating expenses were $68.6 million in the first half year of 2019, a decrease of 36.0% from $107.2 million in the corresponding period of 2018, mainly due to the decrease in bad debt and staff costs.

•	Selling expenses were $32.5 million in the first half year of 2019, an increase of 16.9% from $27.8 million in the corresponding period of 2018.
•

General and administrative expenses were $38.1 million in the first half year of 2019, a decrease of 52.6% from $80.2 million in the corresponding period of 2018, mainly due to the decrease in bad debt and staff costs.

Operating Income/Loss from Continuing Operations

Operating income from continuing operations was $17.2 million in the first half year of 2019, compared to an operating loss from continuing operations of $20.2 million in the corresponding period of 2018, mainly due to the decrease in operating expenses.

Change in Fair Value of Securities

Change in fair value of securities for the first half year of 2019 was a loss of $16.5 million, compared to a loss of $125.2 million in the corresponding period of 2018, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $9.5 million in the first half year of 2019, a decrease of 71.7% from $33.5 million in the corresponding period of 2018, primarily due to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income taxes and interest.

Net Income/Loss

Net income was $17.6 million in the first half year of 2019, compared to a net loss of $98.4 million in the corresponding period of 2018.

Business Outlook

Based on current operations and market conditions, Fang's management remains confident that net income is expected to be positive for the fiscal year ending December 31, 2019. This estimate represents management's current and preliminary view, which is subject to change.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:
United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on August 30, 2019 through 9:59 AM ET September 07, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	3968246

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets[1]

(in thousands of U.S. dollars, except share data and per share data)

	June 30,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	232,119	171,183
Restricted cash, current	245,064	245,474
Short-term investments	17,387	16,043
Accounts receivable, net	67,481	58,687
Funds receivable	6,576	5,474
Prepayment and other current assets	29,265	27,894
Commitment deposits	191	191
Loans receivable, current	66,264	117,602
Amounts due from related parties	699	-
Current assets of discontinued operations	-	26,289
Total current assets	665,046	668,837
Non-current assets:
Property and equipment, net	716,359	727,739
Land use rights	32,670	33,153
Loans receivable, non-current	1,762	6,249
Deferred tax assets	2,023	2,202
Deposits for non-current assets	409	902
Restricted cash, non-current portion	6,002	6,990
Long-term investments	358,384	373,233
Other non-current assets	10,404	4,558
Non-current assets of discontinued operations	-	573
Total non-current assets	1,128,013	1,155,599
Total assets	1,793,059	1,824,436
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term loans	293,089	297,811
Deferred revenue	141,252	142,473
Accrued expenses and other liabilities	111,377	118,925
Customers' refundable fees	3,529	3,976
Income tax payable	8,757	2,383
Amounts due to related parties	135	19
Current liabilities of discontinued operations	-	35,326
Total current liabilities	558,139	600,913
Non-current liabilities:
Long-term loans	119,503	123,215
Convertible senior notes	253,498	254,435
Deferred tax liabilities	97,305	97,578
Other non-current liabilities	133,835	150,837
Non-current liabilities of discontinued operations	-	2,258
Total non-current liabilities	604,141	628,323
Total Liabilities	1,162,280	1,229,236
Equity:
Class A ordinary shares, par value Hong Kong Dollar ("HK$") 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2018 and June 30, 2019: 72,069,645 and 71,775,686; outstanding shares as of December 31, 2018 and June 30, 2019: 65,004,587 and 65,062,992	9,244	9,286
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and June 30, 2019, respectively	3,124	3,124
Treasury stock	(129,801)	(136,615)
Additional paid-in capital	521,494	517,802
Accumulated other comprehensive loss	(82,351)	(75,837)
Retained earnings	308,375	276,746
Total Fang Holdings Limited shareholders' equity	630,085	594,506
Non controlling interests	694	694
Total equity	630,779	595,200
TOTAL LIABILITIES AND EQUITY	1,793,059	1,824,436

Unaudited Condensed Consolidated Statements of Comprehensive Income[1]

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Revenues:
Marketing services	32,465	27,202	45,728	43,417
Listing services	19,212	25,962	31,371	44,617
Leads generation services	10,801	2,768	14,787	3,879
Value-added services	1,666	1,390	2,668	2,277
Financial services	2,640	2,726	6,139	7,779
E-commerce services	779	3,211	1,860	10,380
Total revenues	67,563	63,259	102,553	112,349
Cost of revenues:
Cost of services	(8,254)	(8,365)	(16,692)	(25,362)
Total cost of revenues	(8,254)	(8,365)	(16,692)	(25,362)
Gross profit	59,309	54,894	85,861	86,987
Operating expenses and income:
Selling expenses	(16,137)	(14,341)	(32,456)	(27,766)
General and administrative expenses	(15,659)	(50,716)	(38,052)	(80,196)
Other income	1,509	593	1,896	752
Operating income /(loss) from continuing operations	29,022	(9,570)	17,249	(20,223)
Foreign exchange loss	(371)	(185)	(633)	(187)
Interest income	1,632	3,334	3,321	5,939
Interest expense	(5,696)	(4,815)	(11,741)	(10,300)
Investment income, net	338	4,785	343	4,887
Realized gain on sale of available-for-sale securities	573	669	871	361
Change in fair value of securities	(48,514)	(82,917)	(16,464)	(125,161)
Government grants	464	399	699	614
Other non-operating loss	-	(95)	-	(465)
Loss before income taxes and noncontrolling interests from continuing operations	(22,552)	(88,395)	(6,355)	(144,535)
Income tax benefits
Income tax benefits	20,609	28,302	9,490	33,513
Net (loss) income from continuing operations, net of income taxes	(1,943)	(60,093)	3,135	(111,022)
Income from discontinued operations, net of income taxes	6,123	6,553	14,446	12,607
Net income (loss)	4,180	(53,540)	17,581	(98,415)
Net loss attributable to noncontrolling interests	-	-	-	-
Net income (loss) attributable to Fang Holdings Limited shareholders	4,180	(53,540)	17,581	(98,415)
Earnings /(loss) per share for Class A and Class B ordinary shares and per ADS:
Basic	0.05	(0.60)	0.20	(1.11)
Diluted	0.05	(0.60)	0.19	(1.11)
Earnings /(loss) from continuing operations per share for Class A and Class B ordinary shares and per ADS:
Basic	(0.02)	(0.68)	0.04	(1.25)
Diluted	(0.02)	(0.68)	0.03	(1.25)
Earnings from discontinued operations per share for Class A and Class B ordinary shares and per ADS:
Basic	0.07	0.08	0.16	0.14
Diluted	0.07	0.08	0.16	0.14

[1] Impact of the Separation of China Index Holdings Ltd (NASDAQ: CIH) ("CIH") on the Company's Financial Statements: The separation of CIH represents a strategic shift of Fang and has a major effect on Fang's results of operations, the business operated by CIH has been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss).

On July 8, 2019, a ratio change that had the same effect as a 1-for-5 reverse ADS split took effect, and as a result, one ADS currently represents one Class A ordinary share.